UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 000-24948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.

30000 Aurora Road,

Solon, Ohio 44139

PARK VIEW FEDERAL SAVINGS BANK

401(k) PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

December 31, 2010

Park View Federal Savings Bank 401(k) Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Park View Federal Savings Bank 401(k) Plan

Solon, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the PARK VIEW FEDERAL SAVINGS BANK 401(k) PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Park View Federal Savings Bank 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes (at end of year) as of December 31, 2010, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 14, 2011

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank

401(k) Plan

	December 31
	2010	2009
ASSETS
Receivable - Employee contributions	$53	$-

Investments:
Frontier Trust Interest-bearing cash	19	41
Merrill Lynch Retirement Preservation Trust	684,679	641,478
GM ML Retirement Preservation Trust	69,120	76,802
Investments in Mutual Funds	2,560,822	2,735,065
PVF Capital Corp. Stock	570,768	389,825

Total Investments	3,885,408	3,843,211

Total Assets	3,885,461	3,843,211

LIABILITIES	-	-

Net Assets Available for Benefits	3,885,461	3,843,211

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	52,103

Net Assets Available for Benefits	$3,885,461	$3,895,314

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank

401(k) Plan

	Year Ended December 31
	2010	2009
Additions to Net Assets Attributed to:
Contributions:
Employer	$-	$53,443
Employee	359,656	420,734
Rollover	-	9,992

	359,656	484,169

Interest and dividend income	54,452	65,525
Net realized / unrealized gain on investments	229,438	594,395

Total Additions	643,546	1,144,089

Deductions from Net Assets Attributed to:
Benefits paid to participants	651,674	610,727
Administrative expenses	1,725	-

Total Deductions	653,399	610,727

Net Increase (Decrease)	(9,853)	533,362

Net Assets Available for Benefits:
Beginning of Year	3,895,314	3,361,952

End of Year	$3,885,461	$3,895,314

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

1	Description of Plan

The following description of the Park View Federal Savings Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began January 1, 1994, is a defined contribution plan covering all employees of Park View Federal Savings Bank (the Company) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended to comply with the provisions of the Heroes Earnings and Assistance Relief Tax Act of 2008 (HEART).

The Plan was amended and restated effective April 1, 2010. An employee will be eligible to become a participant in the Plan for purposes of becoming a contributing participant (and thus eligible to make elective deferrals), receiving matching contributions, or receiving an allocation of any employer profit sharing contributions, as applicable, after completing three (3) consecutive months of eligibility service.

Eligibility:

All employees of the Company age eighteen and older and who are employed for three consecutive months of service are eligible to participate in the Plan.

Contributions:

Cash or Deferred Option - Participants may elect 1% to 50% of their compensation to be contributed to the Plan by the Company.

Employer Contributions - The Company makes contributions to each eligible participant’s account by matching up to 50% of the first 4% contributed by the participant for the Plan year. Effective July 1, 2009, the Employer match was suspended.

Qualified Non-Elective Contributions - The Company may also make a qualified non-elective contribution on a discretionary basis. This additional contribution, if any, will be allocated to only non-highly compensated participants in proportion to each eligible participant’s compensation as a ratio of all eligible participants’ compensation.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

1.	Description of Plan, Continued

Contributions, Continued:

Profit Sharing Contributions - The Company may also make a profit sharing contribution at its discretion.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants’ Accounts:

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer contributions, earnings and losses thereon.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, qualified non-elective contributions and rollover contributions made to the Plan. Participants are vested in Company contributions and Company profit sharing contributions according to the following schedule:

Years of Service	%
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Forfeitures:

Forfeitures of $1,725 and $2,768 were utilized in 2010 and 2009, respectively. Forfeitures outstanding at December 31, 2010 and 2009, were $2,312 and $3,851, respectively.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

1.	Description of Plan, Continued

Participants’ Loans:

Participant loans are not permitted under the Plan.

Other Plan Provisions:

Normal retirement age is 65, however, a participant may elect early retirement on or after age 60 with six years of completed service. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive a lump-sum distribution. Benefits are recorded when paid.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. Marketable securities are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan’s investment broker. Money market funds are stated at cost which approximates market value. Common shares of the Company’s parent, PVF Capital Corp., are stated at fair value as measured by quoted market prices.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

2	Summary of Significant Accounting Policies, Continued

Reporting of Fully Benefit-Responsive Investment Contracts:

As described in current accounting guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by U.S. GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value is based on various valuation approaches dependent on the underlying investments on the contracts.

Administrative Fees:

Certain professional fees of the Plan were paid on behalf of the Plan by the Company. Forfeitures were utilized to pay Plan expenses in 2010.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Subsequent Events:

The Plan evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

2.	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investments include investments in mutual funds, common collective trusts and common stock with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3.	Tax Status

On March 31, 2008, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since that time the Plan has been amended, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.	Investments

Investments which constitute more than 5% of the Plan’s net assets are:

	2010	2009
Merrill Lynch Retirement Preservation Trust	$684,679	$641,478
Janus Balanced Fund - A Shares	N/A	$214,245
BlackRock Global Allocation Fund Inc.	$208,163	$229,219
PVF Capital Corp. Stock	$570,768	$389,825

5.	Party-in-Interest Transactions

The Plan invests in common shares of PVF Capital Corp., therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

6.	Benefit Responsive Investment Contract

Effective with the Trustee’s October 6, 2010 approval of a resolution to terminate the trust and commence liquidation of its assets, the trust changed from a stable value fund to a short-term bond fund. Prior to that date, the Plan held a benefit-responsive investment contract with Merrill Lynch.

The Plan has entered into a benefit-responsive investment contract with Merrill Lynch. Merrill Lynch maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Merrill Lynch, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 4%. Such interest rates are reset at least quarterly.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), or (2) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit Merrill Lynch to terminate the agreement prior to the scheduled maturity date.

Average yields:	2010	2009

Based on Actual Earnings	N/A	2.35%

Based on interest rate credited to participants	N/A	2.57%

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

7.	Fair Value Measurements

As defined in FASB ASC 820, “Fair Value Measurements”, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

* Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
* Level 2	Inputs to the valuation methodology include:

*  Quoted prices for similar assets or liabilities in active markets:

*  Quoted prices for identical or similar assets or liabilities in inactive markets:

*  Inputs other than quoted prices that are observable for the asset or liability;

*  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

* Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common stock:

The fair value of the common stock is based on quoted market prices.

Mutual funds:

The fair value of the mutual funds are based on quoted market prices.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

7.	Fair Value Measurements, Continued

Guaranteed investment contract:

Effective with the resolution on October 6, 2010 to terminate the trust and commence liquidation of its assets, the change resulted in the elimination of the trust’s wrap contracts and the change from contract value to fair value accounting.

All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently. As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises. The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration. Duration is a measure of average life of all cash flows in the portfolio on a present value basis. A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens. A change in duration when market values rise (interest rates fall) will increase the crediting rate when duration falls and decrease the crediting rate when duration rises. Any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal. Finally, when a security is no longer covered by a wrap contract, there may be an increase or decrease to the interest crediting rate, depending on the principal amount of the security and its market value relative to its book value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank

401(k) Plan

7.	Fair Value Measurements, Continued

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2010, by ASC 820-10 valuation hierarchy (as described above). There were no assets that fell within Level 3 of the valuation hierarchy.

		Models with	Total Carrying
	Quoted Market	significant	Value in the
	Prices in	observable	Statement of
	Active	market	Net Assets
	Markets	parameters	Available for
	(Level 1)	(Level 2)	Benefits
Common stock-financial	$570,768	$-	$570,768
Interest bearing cash	19	-	19
Mutual funds
Equity/Stock Funds	1,643,889	-	1,643,889
Fixed Income/Bond Funds	487,698	-	487,698
Other	429,235	-	429,235
Guaranteed investment contract	-	753,799	753,799

Total Assets	$3,131,609	$753,799	$3,885,408

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2009, by ASC 820-10 valuation hierarchy (as described above). There were no assets that fell within Level 3 of the valuation hierarchy.

		Models with	Total Carrying
	Quoted Market	significant	Value in the
	Prices in	observable	Statement of
	Active	market	Net Assets
	Markets	parameters	Available for
	(Level 1)	(Level 2)	Benefits
Common stock-financial	$389,825	$-	$389,825
Interest bearing cash	41	-	41
Mutual funds
Equity/Stock Funds	1,745,231	-	1,745,231
Fixed Income/Bond Funds	485,761	-	485,761
Other	504,073	-	504,073
Guaranteed investment contract	-	718,280	718,280

Total Assets	$3,124,931	$718,280	$3,843,211

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Park View Federal Savings Bank

401(k) Plan

EIN 13-5565207

Plan Number 002

December 31, 2010

		( c ) Description of
	(b)	Investment Including
	Identity of Issue,	Maturity Date, Rate of		(e)
	Borrower, Lessor,	Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value
*	Frontier Trust Interest-bearing cash	Money Market Fund	N/A	$19
^^,*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	N/A	684,679
^^,*	GM ML Retirement Preservation Trust	Common Collective Trust	N/A	69,120
	Alger Capital Appreciation Fund Class A	Mutual Fund	N/A	143,857
	BlackRock High Yield Bond Portfolio Class A	Mutual Fund	N/A	4
	BlackRock U.S. Opportunities Portfolio A	Mutual Fund	N/A	9,216
	Principal High Yield II A	Mutual Fund	N/A	78,689
	Delaware Diversified	Mutual Fund	N/A	37,594
	GM Alger Capital Appreciation Fund Class A	Mutual Fund	N/A	125,968
	GM BlackRock US Opportunities Portfolio	Mutual Fund	N/A	39,241
	GM Delaware Diversified	Mutual Fund	N/A	135,745
	GM BlackRock Equity Dividend Fund	Mutual Fund	N/A	162,966
	GM BlackRock Mid Cap Value Opportunities	Mutual Fund	N/A	72
	GM MFS Government Securities Fund Class A	Mutual Fund	N/A	117,814
	GM American Funds EuroPacific Growth R3	Mutual Fund	N/A	149,771
	GM JPMorgan Small Cap Equity Fund A	Mutual Fund	N/A	39,178
	Janus Balanced Fund - A Shares	Mutual Fund	N/A	183,288
	BlackRock S&P 500 Index Class A	Mutual Fund	N/A	153,988
	BlackRock Equity Dividend Fund	Mutual Fund	N/A	75,976
	BlackRock Global Allocation Fund Inc.	Mutual Fund	N/A	208,163
	BlackRock Mid Cap Value Opportunities Fund	Mutual Fund	N/A	49,942
	MFS Government Securities Fund Class A	Mutual Fund	N/A	117,852
	Nationwide Investor Destination Mod A	Mutual Fund	N/A	10,473
	Nationwide Investor Destination Aggressive	Mutual Fund	N/A	72,843
	Nationwide Investor Destination Conservative A	Mutual Fund	N/A	37,784
	Nationwide Investor Destination Moderate Aggressive A	Mutual Fund	N/A	105,175
	American Funds EuroPacific Growth R3	Mutual Fund	N/A	141,655
	Seligman Communications & Info Fund Class A	Mutual Fund	N/A	65,352
	JP Morgan Small Cap Equity Fund A	Mutual Fund	N/A	163,075
	Perkins Mid Cap Value Fund - A	Mutual Fund	N/A	4,004
	Allianz NFJ Small Cap Value Fund - A	Mutual Fund	N/A	4,921
	Janus Forty Fund A	Mutual Fund	N/A	53,788
	GM Perkins Mid Cap Value Fund - A	Mutual Fund	N/A	48,806
	GM Allianz Small Cap Value Fund A	Mutual Fund	N/A	23,622
*	PVF Capital Corp. Stock	Common Stock	N/A	570,768

				$3,885,408

^^	Stated at contract value
*	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank 401(k) Plan

By:	/s/ Adeline Novak
Adeline Novak Vice President

Date: June 15, 2011

Exhibit Index

Exhibit Number	Exhibit
23.1	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated June 14, 2011.